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          Wisconsin Central Shareholders Committee to Maximize Value
                    8600 West Bryn Mawr Avenue--Suite 500N
                         Chicago, Illinois 60631-3579
                            Telephone: 773-714-8669

                                                   November 13, 2000

Dear Wisconsin Central Employee Shareholder:

   I am writing a special letter to our employee shareholders in connection with the proposals of the Wisconsin Central Shareholders Committee to Maximize Value. I continue to believe in you! WC employees are the finest group of rail employees ever, and you can play an important role in restoring WC to its proper position as an industry leader!

   I want to comment on two aspects of our Committee's solicitation to shareholders that are of particular importance to WC employees.

Handling of Proxies (Consent Cards)

   I know that employees are concerned about management knowing how they have voted. Several employees have told me that management has stated that they will know how employees vote. This is untrue.

   In fact, signed and dated white consent cards will be held by us, and will never be seen by the Company until we believe a majority of shareholders have signed onto our program. At that point, it should only be a short period of time before the existing Board and top management will be out of office.

   I am disappointed that employees have been threatened, but am not surprised. It looks like a dirty fight ahead, and I expect to be attacked for leading this shareholder revolt. You have the sole legal right to determine how to vote your shares, and no one has the right to suggest that management will monitor your decision. That such a situation could occur only increases my determination to restore the teamwork and respect for all employees that seems to have disappeared under current management.

The Committee's Position on Sale of the Company

   Our Committee was formed to maximize shareholder value, and if our consent solicitation is successful we will focus on that objective. Wisconsin Central's value as a stand-alone railroad can be maximized by restoring the growth we once took for granted, and also through a strong commitment to our historic values of customer service, productivity, safety and control of costs. With your help, we will work diligently to again bring these strengths to the forefront.

   However, synergies in revenues and operating expenses may make WC more valuable as part of a larger system. If this turns out to be true, and we receive an attractive offer from one of the major rail systems, we must consider it seriously. Our shareholders expect no less, and our Committee is supporting a sale of WC if the price is right.

   We would suggest as part of such a sale that WC remain as a separate company with its own management and employees. That is the only way that the truly unique culture of WC could remain. We earned an enviable record of customer service, productivity, and competitiveness in the past. It would be in the great interest of an acquirer to see that this culture was maintained at WC, and would be an excellent example to the balance of their rail system.

   It is no secret that large railroads have not fared well in integrating operations after mergers. In many such cases, the culture of the acquired company was no better than that of the acquirer, but WC is different, and therein lays our strength.
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   Let me give you an example. Many large railroads have contracted out major segments of their motive power maintenance. At WC, we occasionally contracted out motive power projects as well. Our experience was that our own people did a better job at lower cost than did the contract shops. I would expect that WC would set the pace for major railroads in such maintenance activities, and as such would be able to earn major rebuilding projects from the parent company. With WC's record of productivity and quality, I have no doubt that we would do well within a larger system if just allowed to be what we are, Wisconsin Central!

   You may view this as "having your cake and eating it too." It is. It would put our Company in the hands of one of the strong national rail systems while retaining our uniquely successful corporate culture.

   CSX followed a similar policy in its recent purchase of the Paducah & Louisville. The P&L has remained separate, and continues to excel very much as it did as a customer-focused and well-managed regional railroad. This is a good example to follow.

   Our Committee has no talks underway with potential acquirers. As you know, the Surface Transportation Board presently has a moratorium on rail merger applications. We would not sell unless offered an attractive price and other acceptable terms.

   Contrast this careful program with the mimicking of our program by the Company, and its hiring of Goldman Sachs to "advise"! In our view, Goldman Sachs has neither the knowledge nor the standing in the rail industry to make a deal that secures top price for the shareholders while considering employee interests.

   One word of caution. I remember when the Fox River Valley was being sold to WC, union organizers successfully played up employee concerns, telling them that they would receive no "labor protection" unless they belonged to a union. This, also, was and is untrue. Labor protection in the case of mergers and acquisitions applies to all employees, and is not dependent on union membership. Union organizers took unfair advantage of worried FRVR employees, and in many cases their activities resulted in implementing arrangements inferior to arrangements made available to non-union employees.

   If WC is sold under the conditions suggested by the Committee, disruption to the workforce should be minimal in any case, and labor protection would then not be an issue.

   I felt I should mention this matter, as a number of employees told me that morale is in the pits due to cutbacks imposed by management, thereby providing a fertile field for the unions. I truly hope this does not become true, but recognize the disappointment that many feel with management's abandonment of the close relationship we once cherished.

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   If the Committee is successful, my first objective will be to address employee issues and take steps to restore the family spirit that was at the heart of the phenomenal success we experienced. I sincerely regret that present management seems to have disregarded the principles that worked so well for all of us, our shareholders included.

   While the objective of the Committee is to maximize shareholder value, I never found this objective inconsistent with fostering excellent employee relations, including good pay and benefits. In fact, I believe shareholder value will never be achieved without total employee support, and I was fortunate to have been backed by the best team in the business.

   Some friends from Fond du Lac told me that someone in the shops asked Mr. McCarren during the recent employee meeting "How can I believe you now, when you didn't tell us the real reasons for Burkhardt's departure?" I understand that Mr. McCarren's reply was that he "wanted me to go out on a high note."

   Well, Mr. McCarren's definition of a "high note" doesn't match mine, just as we differ on management style and Company performance issues. I have considered inviting you to meetings to discuss these issues, but

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the thought of someone outside writing down the names of those attending has caused me to abandon the idea. Instead, we will have those meetings after victory, when we will really have something to celebrate. And that will be my "high note"!

   I am disappointed that Mr. McCarren once again didn't tell you the truth when he reportedly said at recent employee meetings "this management will never sell Wisconsin Central." It is increasingly evident why this Board and management is so poorly thought of by WC employees.

   Please give the Committee your support by signing, dating and returning the enclosed WHITE consent card. You can be assured that we will hold the cards until we believe we have enough to take control.

   I invite you to stand beside us in this historic moment. I truly appreciate your many calls of support.

   I would like to be advised of any further attempts by Company representatives to intimidate you with regard to your rights as a shareholder. This is a decision you, and you alone, have the right to make.

   I always enjoy hearing from you, and wish you and your families the very best.

   With warm regards,

                                          Sincerely,

                                          /s/ Edward A. Burkhardt
                                          Edward A. Burkhardt
                                          Chairman


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